UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     November                            , 2004
                ---------------------------------------------------------


                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X]      Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]          No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated November 2, 2004.

Knightsbridge Tankers Limited

Interim Report September 2004

THIRD QUARTER AND NINE MONTH RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $17.8 million and earnings per share of $1.04 for the third quarter of 2004. In March 2004, the Company's long-term bareboat charters with Shell International expired and the vessels commenced trading under new employment regimes. Three of the vessels have been contracted under medium-term time charters, of which two include market related profit sharing arrangements, and two vessels are operating in the spot market. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $53,800 compared with $50,800 in the immediately preceding quarter.

Net interest expense for the quarter was $1.8 million compared with $2.3 million for the quarter ended September 30, 2003. In August 2004 the interest rate swap, which fixed 91% of the outstanding debt, matured. At September 30, 2004, 100% of bank debt is floating rate debt.

The net decrease in cash and cash equivalents in the quarter was $1.9 million. The decrease had resulted from cash generated from operating activities of $13.1 million, cash provided for compensation on redelivery in the amount of $0.7 million and net cash of $2.9 million used to repay the Company's loan facility less dividend payments of $12.8 million. As of October 28, 2004, the Company has an average cash breakeven rate for its vessels of $15,411 per vessel per day.

For the nine months ended September 30, 2004 the Company reports net income of $55.9 million and earnings per share of $3.27. The average daily TCE's for the nine months ended September 30, 2004 was $68,700. Net interest expense for the period was $6.4 million (2003 comparable nine months: $6.7 million).

On November 2, 2004, the Board declared a dividend of $1.00 per share. The record date for the dividend is November 15, 2004, ex dividend date is November 11, 2004 and the dividend will be paid on or about November 29, 2004. The timing and amount of future distributions will be dependent upon the Company's earnings, financial condition, cash requirements and availability and other factors.

THE MARKET

The strong VLCC market that we experienced in the second quarter of 2004 continued into the third quarter at even higher levels. Except for a brief, weak period in the beginning of September, the market from the Middle East to the Far East stayed above Worldscale (WS) 100 for the whole quarter. The average WS rate Arabian Gulf to East was about 119 versus 110 in the second quarter. This equates to a daily timecharter equivalent of about USD 67,000 per day. The continued strong market was a result of the high world oil demand especially into China, and improving world economic activity in general. All the additional demand was met by increased production in the Middle East, resulting in increased ton miles.

According to IEA, the average OPEC oil production, including Iraq, in the third quarter of 2004 was approximately 29.3 million barrels per day (b/d), an increase from the first quarter when they produced about 28.1 million b/d. During the quarter OPEC continued their policy of `producing what is needed to supply the market', but despite this oil prices continued to climb to record levels.

IEA estimates that world oil demand averaged 82.0 million b/d in the third quarter, an increase of approximately 3.5 percent from the third quarter of 2003. IEA further predicts that the average demand for 2005 will be 83.9 million b/d. Many oil analysts are still concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 441 vessels at the end of the third quarter 2004, an increase of 5 vessels or 1.4 percent over the quarter. One VLCC was scrapped in the period and 6 were delivered. The total order book is now at 88 vessels up from 85 after the second quarter. This represents approximately 20 percent of the current VLCC fleet. A total of 9 VLCC's were ordered during the quarter.

The tanker market looks healthy for the remainder of the year. The freight futures market seems to be very optimistic, and at the moment it is possible to sell freight futures for the rest of the year at a level that equates to approximately US$148,000 per day on VLCC, and US$75,000 per day for next year.

                           FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

November 2, 2004
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:   Ola Lorentzon
           + 46 703 998886

           Inger M. Klemp
           + 47 23 11 40 76

         KNIGHTSBRIDGE TANKERS LIMITED THIRD QUARTER REPORT (UNAUDITED)

                                                                         2003
  2003     2004     INCOME STATEMENT              2004        2003     Jan-Dec
Jul-Sept Jul-Sept   (in thousands of $)          Jan-Sept   Jan-Sept  (audited)
-----------------   -------------------          --------   --------  ---------

  10,152   28,481   TOTAL OPERATING REVENUES       93,132      52,620   75,246
                    Operating expenses
       -    3,733   Voyage expenses                10,089           -        -
       -    2,989   Ship operating expenses         6,756           -        -
     219      266   Administrative expenses           894         645      864
   4,398    4,290   Depreciation                   12,915      13,195   17,593

   4,617   11,278   TOTAL OPERATING EXPENSES       30,654      13,840   18,457

                    OTHER INCOME/(EXPENSES)
       9      126   Interest income                   263          29       55
  (2,255)  (1,949)  Interest expense               (6,742)     (6,704)  (9,332)
    (106)   2,401   Other financial items             (76)       (316)     (50)

 (2,352)      578   Net other income/(expenses)    (6,555)     (6,991)  (9,327)

   3,183   17,781   NET INCOME (LOSS)              55,923      31,789   47,462

  17,100   17,100   AVERAGE NUMBER OF ORDINARY     17,100      17,100   17,100
                    SHARES OUTSTANDING

  $ 0.19    $1.04   EARNINGS PER SHARE ($)          $3.27       $1.86    $2.78


BALANCE SHEET
-------------
                                                                          2003
                                                   2004        2003      Dec 31
(in thousands of $)                               Sept 30     Sept 30  (audited)
                                                 --------    ---------  --------

ASSETS

Short term
----------

Cash and cash equivalents                          36,124       6,286    6,312
Other current assets                               12,497      10,222   22,665

Long term
---------
Vessels and equipment, net                        305,803           -        -
Vessels under capital lease, net                        -     323,806  319,408
Deferred charges and other long-term assets           408         151       58

TOTAL ASSETS                                      354,832     340,465  348,443

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
----------

Short term interest bearing debt                   11,200           -  125,397
Other current liabilities                           4,378       2,209    7,519

Long term
---------

Long term interest bearing debt                   123,200     125,397        -
Other long term liabilities                             -       7,745        -
Stockholders' equity                              216,054     205,114  215,527

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        354,832     340,465  348,443


                                                                                       2003
  2003       2004         STATEMENT OF CASHFLOWS                  2004       2003     Jan-Dec
Jul-Sept    Jul-Sept       (in thousands of $)                   Jan-Sept   Jan-Sept  (audited)
--------    --------       -------------------                   --------   --------  ---------

                                    OPERATING ACTIVITIES

   3,184     17,781       Net income (loss)                      55,923    31,789      47,462
                           Adjustments to reconcile net
                           income to net cash provided by
                           operating activities
   4,491      4,310       Depreciation and amortisation          13,009    13,473      17,593
                          Adjustment of financial
       -     (2,477)       derivatives to market value                -         -           -
       -          -       Other                                       -         -         372
                          Change in operating assets and
   9,335     (6,504)       liabilities                           12,336       (43)    (12,487)

                          Net cash provided by operating
  17,010     13,110        activities                            81,268    45,219      52,940

                                    INVESTING ACTIVITIES

       -        690       Compensation on vessel redelivery         690         -           -

                          Net cash provided by investing
       -        690        activities                               690         -           -

                                    FINANCING ACTIVITIES

                          Proceeds from long-term debt,
       -          -        net of fees paid                     140,000         -           -
       -     (2,894)      Repayments of long-term debt         (131,441)        -           -
 (11,115)   (12,825)      Dividends paid                        (60,705)  (39,159)    (46,854)

                          Net cash used in financing
 (11,115)   (15,719)       activities                           (52,146)  (39,159)    (46,854)
                          Net increase/(decrease) in cash
   5,895     (1,919)       and cash equivalents                  29,812     6,060       6,086
                          Cash and cash equivalents at
     391     38,043        start of period                        6,312       226         226
                          Cash and cash equivalents at end
   6,286     36,124        of period                             36,124     6,286       6,312




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                          -----------------------------
                                                  (Registrant)




Date  November 3, 2004                  By /s/ Kate Blankenship
      ----------------                     --------------------
                                               Kate Blankenship
                                                  Secretary







01655.0002 #523169